Heather R. Badami Direct: 202-508-6082 Fax: 202-508-6200 hrbadami@bryancave.com

January 24, 2007

Jeffrey Riedler Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Re:	Option Care, Inc. Registration Statement on Form S-3, filed December 12, 2006 Response letter filed December 27, 2006 File No. 333-139285

Dear Mr. Riedler:

This letter sets forth the response of Option Care, Inc. (the “Company”) to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated January 19, 2007 with respect to the above referenced Registration Statement on Form S-3 (the “Form S-3”). We have duplicated below the comment set forth in the comment letter and have provided a response thereto.

1.

We note your response to our prior comment and that the shares are subject to a repurchase right by the company. Please provide us your analysis as to how the shares being registered for resale were issued pursuant to a valid private placement under Section 4(2) of the Securities Act.

The shares being registered for resale (the “Shares”) were issued to the selling stockholders pursuant to an agreement and amendment to purchase agreement dated December 1, 2006 in connection with the acquisition of a business. On March 13, 2006, the Company entered into an agreement to acquire all of the membership interests of Trinity Homecare, LLC, a home infusion business with operations in the New York city metropolitan area, from the members of that limited liability company. Upon signing of the original purchase agreement, the Company paid the purchase price of $25.0 million, of which approximately $16.5 million was paid in cash, $7.5 million was paid in shares of the Company’s common stock, and $1.0 million was paid with a note. The amount paid in shares of the Company’s common stock was paid to the two managing members of the limited liability company (now, the selling

January 24, 2007

stockholders). The purchase agreement included an earn-out provision which provided for additional compensation to the limited liability company members based on future performance of the acquired business. The agreement also provided that the Company would register the shares for resale by the managing members within six months or, if such registration was not effective within that time, would repurchase those shares for cash. At the time of the closing of the original agreement, the Company issued to the managing members 559,700 shares of common stock, with a total value of approximately $7.5 million based on the Company’s then stock price.

The shares issued in March 2006 were not registered for resale within the six-month period contemplated by the original agreement. In accordance with the terms of that agreement, on November 9, 2006 the Company repurchased the 559,700 shares of common stock for a purchase price of approximately $7.55 million. On December 1, 2006, the Company negotiated and entered into an agreement and amendment to the original purchase agreement pursuant to which the Company “reissued” 559,700 shares of common stock to the two managing members of the limited liability company for return of the approximately $7.55 million. The Shares were issued to the selling stockholders on December 7, 2006. These are the shares of common stock being registered for resale pursuant to the registration statement.

Pursuant to the amended agreement, the Company undertook to file a registration statement covering the resale of the Shares by the selling stockholders as soon as practicable following their issuance. The amended agreement provides that, in the event the registration statement is not declared effective prior to February 1, 2007, the purchase price (i.e., the $7.55 million) will be refunded to the selling stockholders and the Shares will revert to the Company (the “automatic repurchase provision”). In such event, the Company will then withdraw the registration statement.

The amended agreement provides for certain adjustments to the required cash payments by the Company to ensure that the managing members of the limited liability company receive their pro rata portion of the full contract purchase price for the business sold to the Company and the value of the earn-out. These provisions include a “make whole” requirement that the Company make an additional cash payment to the managing members if the price per share received by them upon a sale of the Shares is less than $13.55 per share. The purpose of this provision is simply to ensure that the managing members receive the full contract purchase price for their portion of the business.

The Company issued the Shares being registered for resale in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The Company solicited only the two selling stockholders in connection with the offering, each of whom is an accredited investor. No form of general solicitation or general advertising was used by the Company or any person acting on its behalf in connection with the offering.

We refer to the Staff’s position on PIPE transactions set forth in Section 3S(b) of the March 1999 Supplement to the Telephone Interpretations Manual. The transaction in which the selling stockholders acquired their shares meets the requirements set forth in the Staff’s position.

January 24, 2007

The facts here are analogous to the PIPE scenario where the closing of the private placement sale of the shares being registered for resale is conditioned upon effectiveness of the resale registration statement. The Shares received by the selling stockholders in advance of filing the registration statement are subject to automatic repurchase by the Company in the event the registration statement is not declared effective by a specified date. Just as in the PIPE scenario where the closing of the shares occurs upon effectiveness of the resale registration statement, if at all, the finality of the sale of the Shares to the selling stockholders will occur when the registration statement is declared effective prior to February 1, 2007, if at all.

The selling stockholders made their investment decision at the time they entered into the amended purchase agreement and have been at market risk with respect to the Shares since then, including at the time the registration statement was filed with the Commission. Upon execution of the purchase agreement, the selling stockholders became irrevocably bound to purchase a set number of securities (559,700) for a set purchase price (approximately $7.55 million), not based on market price or a fluctuating ratio, at the time of effectiveness of the resale registration statement, just as set out in the Staff’s position with respect to PIPEs.

The additional payment provision does not impact the market risk faced by the selling stockholders with respect to the Shares. Unlike in the traditional PIPE financing transaction, the Shares were issued in lieu of cash as a portion of the total purchase price (approximately $25 million) paid by the Company to acquire a business. Notwithstanding any payment triggered by the additional payment provision, the price paid by the selling stockholders for the Shares will not change (remains approximately $7.55 million). The additional payment will increase the cash portion of the purchase price paid by the Company for the business as a whole, as well as the total purchase price for the business.

Pursuant to the terms of the purchase agreement, upon declaration of effectiveness prior to February 1, 2007, the automatic repurchase provision terminates. The only condition to the selling stockholders’ retention of the Shares is that the registration statement be declared effective prior to February 1, 2007, a condition over which the selling stockholders have no control. Accordingly, there are no conditions to the selling stockholders’ retention of the Shares that are within the selling stockholders’ control or that a selling stockholder can cause not to be satisfied.

Based on the foregoing, we believe that the issuance of the Shares being registered for resale satisfies the Staff’s conditions as set forth in the telephone interpretation Section 3S(b) and constitutes a valid private placement under Section 4(2) of the Securities Act.

* * * *

January 24, 2007

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6082.

Sincerely,

/s/ Heather R. Badami

Heather R. Badami

Cc:	Sonia Barros Securities and Exchange Commission
Joseph Bonaccorsi
Option Care, Inc.